Exhibit 21
LIST OF SUBSIDIARIES
CalAmp Products, Inc. — a Delaware corporation
CalAmp DataCom, Inc. — a Delaware corporation
CalAmp Northstar Holdings, Inc. — a Canadian corporation *
California Amplifier SARL — a French corporation
CalAmp Wireless Networks Corporation — a Delaware corporation
CalAmp Wireless Networks Inc. — a Canadian corporation

*	non-operating holding company